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FILE NO. 82-4861

March 15, 2005

VIR AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

MegaChips Corporation

Dear Sirs:

We are acting as legal counsels to MegaChips Corporation (the "Company") with respect to its offering of shares in the States. Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we are forwarding the following document published by the Company in Japan.

- Notice of Issuance of Stock Options by the Method of Stock Acquisition Rights (dated March 10, 2005) (English translation)

Yours very truly,

Kunio Aoki

Encl.
cc: MegaChips Corporation
Shimpson Thacher & Bartlett

(Translation)

March 10, 2005

Name of the Company: MegaChips Corporation

Representative: Shigeki Matsuoka
President and Representative Director

(Code No. 6875, the First Section of the Tokyo Stock Exchange)

Person to contact: Masayuki Fujii
Director and Executive Officer
(TEL 06-6399-2884)

Notice of Issuance of Stock Options by the Method of Stock Acquisition Rights

Notice is hereby given that MegaChips Corporation (the "Company"), at the meeting of its Board of Directors held on March 10, 2005, resolved on the issuance of stock acquisition rights to be issued as stock options pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code of Japan and the resolution of the 14th Ordinary General Meeting of Shareholders of the Company (held on June 25, 2004), as described below.

Description

1. Date of issuance of stock acquisition rights:

   March 23, 2005

2. Total number of stock acquisition rights to be issued:

   2,961 rights (number of shares to be issued or transferred for each stock acquisition right: 100 shares)

3. Issue price of a stock acquisition right:

   Free of charge

4. Class and number of shares to be issued or transferred upon exercise of stock acquisition rights:

   296,100 shares of common stock of the Company

5. Amount to be paid in upon exercise of stock acquisition rights:

   Undecided (to be decided on March 22, 2005)

6. Total amount of issue prices of shares to be issued upon exercise of stock acquisition rights:

   Undecided (to be decided on March 22, 2005)

7. Amount of the issue price of a new share not to be capitalized upon exercise of stock acquisition rights when new shares are issued upon exercise of stock acquisition rights:

   Undecided (to be decided on March 22, 2005. The amount of the issue price not to be capitalized shall be an amount obtained by deducting the amount to be capitalized from the amount paid. The amount to be capitalized shall be an amount obtained by multiplying the amount so paid by 0.5, with any fraction less than one yen arising as a result of such calculation rounded up to the nearest yen.)

8. Period for exercising stock acquisition rights:

   September 1, 2006 through September 30, 2009.

9. Grantees of stock acquisition rights:

   Directors and employees of the Company and its subsidiaries, totaling 170 persons.

<For reference>

1.	Date of adoption of resolution by the Board of Directors of the proposition to be submitted to the Ordinary General Meeting of Shareholders:	May 14, 2004
2.	Date of approval of the proposition at the 14th Ordinary General Meeting of Shareholders:	June 25, 2004

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